UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated August 12, 2009, reporting financial results for the second quarter and first half 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND FIRST HALF 2009

ATHENS, GREECE, August 12, 2009 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes,  announced today its unaudited financial and operating results for the second quarter and first half ended June 30, 2009.

Akis Tsirigakis, President and CEO of Star Bulk commented:  “Our Company remains financially strong and strategically positioned to take advantage of the protracted volatility in the shipping and financial markets. This is evidenced by the fact that after securing lender approval we were able to declare the previously announced dividend of $0.05 per share for the second quarter of 2009, the first shipping company to declare a dividend after having suspended it.

“Our relatively low debt level and strong cash position together with our universal shelf registration statement filed earlier in 2009 give us the flexibility to take advantage of opportunities as they arise.”

George Syllantavos, Chief Financial Officer of Star Bulk commented: “As of June 30, 2009, our senior debt was $272 million while our cash position stood at $64.5 million, translating into a net debt of approximately 26% of our fixed assets. Our remaining principal debt repayments are approximately $23 million for 2009 and $60 million for 2010, $32 million for 2011, thereafter reducing to approximately $25 million while we have no other capital expenditure commitments. With the high contract coverage on our fleet we expect our cash reserves to continue growing. It is worth pointing out that as a result of tighter cost controls the G&A costs per vessel decreased by a substantial margin of approximately 34% compared to the same period last year.”

Fleet Profile (As of August 12, 2009)

Vessel Name	Type	DWT	Year Built
Star Alpha (1)	Capesize	175,075	1992
Star Beta	Capesize	174,691	1993
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Grand Total	12	1,106,253

(1) The Company has agreed to sell the Star Alpha to a third party for a contracted sale price of $19.85 million. The Company expects to deliver the vessel to the buyers in December 2009.

Second Quarter 2009 Results

For the quarter ended June 30, 2009, total revenues amounted to $32.4 million compared to $59.2 million for the quarter ended June 30, 2008 mainly due to lower charter rates achieved for some of our vessels and 46 scheduled dry-docking days for the vessel Star Ypsilon.  Operating loss amounted to $1.0 million for the quarter ended June 30, 2009 compared to operating income of $33.2 million for the quarter ended June 30, 2008.  Net loss for the second quarter of 2009 amounted to $3.4 million or $0.06 loss per share calculated on 60,994,760 weighted average number of shares, basic and diluted. Net income for the second quarter of 2008 amounting to $31.6 million or $0.62 earnings per share calculated on 50,963,213 weighted average number of shares, basic and $0.56 earnings per share calculated on 56,047,237 weighted average number of shares, diluted.

The second quarter of 2009 net loss figure includes the following non-cash items:

•

A loss of $1.0 million or $0.02 per basic and diluted share associated with amortization of fair value of below/above market acquired time charters, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter into revenue.

•

Expenses of $0.2 million, which relates to the amortization of stock based compensation recognized in connection with the 1,385,000 restricted shares (vested and unvested) issued to directors and employees pursuant to the Company’s equity incentive plan.

•

An unrealized gain of $0.6 million or $0.01 per basic and diluted share associated with the mark-to-market valuation of the Company’s Freight Forward Agreements (FFAs).

The second quarter of 2008 net income figure includes the following non-cash items:

•

A gain of $17.1 million or $0.33 and $0.30 per basic and diluted share, respectively, associated with amortization of fair value of below/above market acquired time charters, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter into revenue.

•

Expenses of $0.8 million, or $0.02 and 0.01 per basic and diluted share, respectively, relating to the amortization of stock based compensation recognized in connection with the 315,000 restricted shares (vested and unvested) issued to directors and employees pursuant to the Company’s equity incentive plan.

•

Vessel impairment loss of $0.6 million, or $0.01 per basic and diluted share, in connection with the sale of the vessel Star Iota.

EBITDA for the second quarter of 2009 was $14.9 million as compared to $45.4 million for the quarter ended June 30, 2008. Adjusted EBITDA for the second quarter of 2009 and 2008 excluding all the above items was $15.5 million and $29.7 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 12 and 10.6 vessels were owned and operated during the second quarter of 2009 and 2008, respectively, earning an average Time Charter Equivalent, or TCE rate of $30,019 per day and $46,068 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rate.

Total expenses increased to $33.4 million for the three-month period ended June 30, 2009 compared to $26.0 million for the three-month period ended June 30, 2008 due to higher vessel operating and voyage expenses and depreciation related to the operation of a larger fleet. Vessel operating expenses were $9.1 million for the second quarter of 2009 compared to $5.8 million for the same period last year.  The increase in vessel operating expenses was due to the operation of a larger fleet, higher crewing and insurance expenses.

Depreciation expenses increased approximately 30% to $15.8 million for the second quarter of 2009 from $12.2 million for the second quarter of 2008 mainly due to the growth of our fleet.

General and administrative expenses decreased approximately 35% to $1.7 million for the quarter ended June 30, 2009 from $2.7 million for the quarter ended June 30, 2008, respectively.  Therefore, on a per vessel and per day basis, general and administrative expenses decreased by approximately 42%.  This decrease is mainly due to the economies of scale that reduce our average cost per vessel as we expand our fleet.

First Half 2009 Results

For the first half year ended June 30, 2009, total revenues amounted to $77.5 million compared to $100.9 million for the first half year ended June 30, 2008. This decrease is mainly due to lower charter rates achieved for some of our vessels.  Operating income amounted to $24.2 million for the first half ended June 30, 2009 compared to operating income of $50.9 million for the first half ended June 30, 2008.  Net Income for the first half of the year 2009 amounted to $19.0 million representing $0.31 earnings per share calculated on 60,694,160 weighted average number of shares, basic and diluted. Net Income for the first half of the year 2008 amounted to $48.3 million or $1.01 earnings per share calculated on 47,855,865 weighted average number of shares, basic and $0.91 earnings per share calculated on 52,798,013 weighted average number of shares, diluted.

The first half of the year 2009 net income figure includes the following non-cash items:

•

A gain of $5.4 million or $0.09 per basic and diluted share, associated with amortization of fair value of below/above market acquired time charters, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter into revenue.

•

A gain of $10.9 million or $0.18 per basic and diluted share associated with the gain on the time charter agreement termination which mainly relates to the unamortized fair value of below market acquired time charter on a vessel early redelivery date.

•

Expenses of $1.7 million, or $0.03 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 1,385,000 restricted shares (vested and unvested) issued to directors and employees.

•

An unrealized loss of $2.2 million or $0.04 per basic and diluted share associated with the mark-to-market valuation of the Company’s Forward Freight Agreements.

The first half of the year 2008 net income figure includes the following non-cash items:

•

A gain of $34.9 million, or $0.73 and $0.66 per basic and diluted share, respectively, associated with amortization of fair value of below/above market acquired time charters, attributable to the amortization of the fair value of time charters attached to vessels acquired, which are amortized over the remaining period of the time charter into revenue.

•

Expenses of $2.2 million, or $0.05 and 0.04 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the 315,000 restricted shares (vested and unvested) issued to directors and employees under the Company’s equity incentive plan.

•

Vessel impairment loss of $4.6 million, or $0.10 per basic and $0.09 per diluted share, in connection with the sale of the vessel Star Iota.

EBITDA for the first half of the year 2009 was $55.7 million as compared to $71.9 million for the first half ended June 30, 2008. Adjusted EBITDA for the first half of the year 2009 and 2008 excluding all the above items was $43.3 million and $43.9 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 12 and 9.4 vessels were owned and operated during the first half of 2009 and 2008, respectively, earning an average Time Charter Equivalent, or TCE rate of $32,591 per day and $41,749 per day, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rate.

Total expenses increased to $64.5 million for the six-month period ended June 30, 2009 compared to $50.0 million for the six-month period ended June 30, 2008 due to higher vessel operating and voyage expenses and depreciation related to the operation of a larger fleet. Vessel operating expenses were $15.8 million for the first half of the year 2009 compared to $10.3 million for the same period last year.  The increase in vessel operating expenses was due to the operation of a larger fleet, higher crewing and insurance expenses.

Depreciation expenses increased approximately 50% to $31.5 million for the first half of the year 2009 from $21.1 million for the first half of the year 2008 mainly due to the growth of our fleet.

General and administrative expenses decreased approximately 15% to $4.6 million for the first half of the year 2009 from $5.4 million the first half of the year 2008, respectively.  Therefore, on per vessel and per day basis, general and administrative expenses decreased by approximately 34%.  This decrease is mainly due to the economies of scale that reduce our average cost per vessel as we expand our fleet.

Liquidity and Capital Resources

Cash Flow

Net cash provided by operating activities for the six months ended June 30, 2009 and 2008, was $42.1 million and $47.6 million, respectively.  Net cash provided by operating activities for the six month period ended June 30, 2009 was primarily a result of recorded net income of $19.0 million, adjusted for depreciation of $31.5 million and stock based compensation and fair value of derivatives of $3.9 million, offset by amortization of fair value of below/above market acquired time charter agreements of $5.4 million and non- cash gain on time charter agreement termination of $10.9 million. Net cash provided by operating activities for the six months ended June 30, 2008 was primarily a result of recorded net income of $48.3 million, adjusted for depreciation, stock based compensation and the vessel impairment loss related to the sale of the vessel Star Iota of $27.9 million offset by the amortization of fair value of below/above market acquired time charter agreements of $35.3 million.

Net cash used in investing activities for the six months ended June 30, 2009 and 2008, was $25.5 million and $297.0 million, respectively.  For the six month period ended June 30, 2009, there was no cash used in investing activities due to the lack of acquisitions and/or sales of vessels during the period, however, there was an increase in restricted cash of $25.4 million related to the waivers obtained for the existing loan agreements and the FFA’s.  For the six months ended June 30, 2008 the cash used in investing activities related mainly to the payment of the cash consideration of $270.4 million paid for our initial fleet, the payment of $15.6 million representing the deposit of 10% of the purchase price for the vessels Star Cosmo and Star Star Ypsilon and $11.0 million related to the increase in restricted cash.

Net cash used in financing activities for the six months ended June 30, 2009 was $22.6 million as compared to $268.4 million of net cash provided by financing activities for the six months ended June 30, 2008. For the six months ended June 30, 2009, net cash used in financing activities consisted of the payments of loan installments amounting to $24.5 million offset by cash provided from our Director’s dividend reinvestment of $1.9 million. For the first half of the year 2008 net cash provided by financing activities consisted of the drawdown of $213.5 million related to our loan facilities and the proceeds from exercise of warrants of $94.0 million mainly offset by $23.4 million of cash dividends paid, $8.5 million of repayments under our loan agreements and payments of $6.1 million in connection with our repurchase of common stock and warrants.

Summary of Selected Data

(TCE rate expressed in U.S. dollars)
	3-months Ended	3-months Ended
	June 30, 2008	June 30, 2009
Average number of vessels(1)	10.6	12.0
Number of vessels (as of the last day of the periods reported)	11	12
Average age of operational fleet (in years) (2)	10.4	10.2
Ownership days (3)	965	1,092
Available days (4)	911	1,046
Voyage days for fleet (5)	896	1,035
Fleet Utilization (6)	98.4%	98.9%
Time charter equivalent rate(7)	46,068	30,019

	6-months Ended	6-months Ended
	June 30, 2008	June 30, 2009
Average number of vessels(1)	9.4	12
Number of vessels (as of the last day of the periods reported)	11	12
Average age of operational fleet (in years) (2)	10.4	10.2
Ownership days (3)	1,702	2,172
Available days (4)	1,573	2,102
Voyage days for fleet (5)	1,543	2,071
Fleet Utilization (6)	98.1%	98.5%
Time charter equivalent rate(7)	41,749	32,591

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at March 31, 2008 and 2009, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average time charter equivalent, or TCE rate, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

EBITDA and adjusted EBITDA Reconciliation

Star Bulk Carriers Corp. considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by our lenders as a measure of our compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, the unrealized loss resulting from Freight Forward Agreements and expenses relating to the amortization of stock -based compensation recognized during the period , to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Dollars in thousands)	3-months period ended June 30, 2008	3-months period ended June 30, 2009	6-months period ended June 30, 2008	6-months period ended June 30, 2009

Net cash provided by operating activities	30,776	17,585	47,647	42,136
Net increase/(decrease) in current assets	183	(2,922)	1,882	(34)
Net decrease in current liabilities, excluding currrent portion of long term debt	(2,817)	(1,479)	(8,089)	(3,790)
Amortization of fair value of above/below market acquired time charter agreements	17,050	(1,006)	34,919	5,358
Vessel impairment loss	(588)	-	(4,642)	-
Other non cash charges	(16)	-	(74)	-
Amortization of deferred finance charges	(64)	(129)	(81)	(185)
Stock – based compensation	(789)	(214)	(2,222)	(1,666)
Change in fair value of derivatives	-	557	-	(2,231)
Non-cash (loss)/gain on time charter agreement termination	-	-	-	10,919
Net Interest expense	1,628	2,462	2,596	5,181
EBITDA	45,363	14,854	71,936	55,688
Less:
Amortization of fair value of above/below market acquired time charter agreements	(17,050)	1,006	(34,919)	(5,358)
Non-cash loss/(gain) on time charter agreement termination	-	-	-	(10,919)
Plus:
Stock – based compensation	789	214	2,222	1,666
Change in fair value of derivatives	-	(557)	-	2,231
Vessel impairment loss	588	-	4,642	-
Adjusted EBITDA	29,690	15,517	43,881	43,308

Unaudited Consolidated Condensed Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	3-months period ended June 30, 2008	3-months period ended June 30, 2009	6-months period ended June 30, 2008	6-months period ended June 30, 2009
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Hire voyage revenue	42,176	32,446	66,002	70,832
Freight voyage revenue	-	1,717	-	4,563
Straight line adjustment, and amortization of fair value of below/above market acquired time charters	17,050	(1,793)	34,919	2,090
Total Revenues:	59,226	32,370	100,921	77,485

Expenses:
Voyage expenses	(899)	(2,314)	(1,584)	(4,620)
Vessel operating expenses	(5,781)	(9,118)	(10,333)	(15,839)
Drydocking expenses	(3,598)	(3,511)	(6,392)	(3,773)
Depreciation	(12,166)	(15,836)	(21,046)	(31,497)
Management fees	(340)	(248)	(590)	(533)
Loss on FFA's	-	(587)	-	(3,610)
Vessel impairment loss	(588)	-	(4,642)	-
General and administrative expenses	(2,657)	(1,738)	(5,444)	(4,601)
Total expenses	(26,029)	(33,352)	(50,031)	(64,473)

(Loss) / gain on time charter agreement termination	-	-	-	11,179

Operating income/(loss)	33,197	(982)	50,890	24,191

Interest and finance costs	(1,875)	(2,734)	(3,242)	(5,476)
Interest income	247	272	646	295
Total other income (expenses), net	(1,628)	(2,462)	(2,596)	(5,181)

Net income/(loss)	31,569	(3,444)	48,294	19,010

Earnings per share, basic	0.62	(0.06)	1.01	0.31
Earnings per share, diluted	0.56	(0.06)	0.91	0.31

Weighted average number of shares outstanding, basic	50,963,213	60,994,760	47,855,865	60,694,160
Weighted average number of shares outstanding, diluted	56,047,237	60,994,760	52,798,013	60,694,160

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2008	June 30, 2009
ASSETS
Cash and restricted cash	31,961	35,950
Other current assets	10,312	10,297
TOTAL CURRENT ASSETS	42,273	46,247

Fixed assets	821,284	789,821

Restricted Cash	12,010	27,510
Other non-current assets	15,809	12,944
TOTAL ASSETS	891,376	876,522

Current portion of long term debt	49,250	56,975
Other current liabilities	8,037	15,701
TOTAL CURRENT LIABILITIES	57,287	72,676

Long term debt	247,250	215,025
Other non-current liabilities	26,699	9,175
TOTAL LIABILITIES	331,236	296,876

STOCKHOLDERS' EQUITY	560,140	579,646

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	891,376	876,522

Unaudited Cash flow Data

(Expressed in thousands of U.S. dollars)	6-months period ended June 30, 2008	6-months period ended June 30, 2009

Net cash provided by operating activities	47,647	42,136

Net cash (used in) investing activities	(297,006)	(25,457)

Net cash provided by/(used in) financing activities	268,417	(22,614)

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, August 13, 2009, at at 9:30 a.m., Eastern Daylight Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until August 20, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers.  The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.3 years and a combined cargo carrying capacity of 1,106,253 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 12, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President